SEC

18005822

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

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SEC FILE NUMBER
8-68140

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Marriott Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1051 East Cary Street, Suite 1125
(No. and Street)

Richmond (City) Virginia (State) 23219 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Justin Marriott (804)-344-0952
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Meadows Urquhart Acree & Cook, LLP
(Name – *if individual, state last, first, middle name*)

1802 Bayberry Court, Suite 102 (Address) Richmond (City) Virginia (State) 23226 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION RECEIVED

FEB 28 2018

DIVISION OF TRADING & MARKETS

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Justin Marriott, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Marriott Securities, LLC, as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Justin Marriott
Signature

Managing Director
Title

Natalie S Forssenius
Notary Public

NATALIE S FORSSENIUS
Notary Public
Commonwealth of Virginia
Registration No. 7072774
My Commission Expires Aug 31, 2021

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

Meadows Urquhart Acree & Cook, LLP
Certified Public Accountants

- Kelli P. Meadows
- Douglas A. Urquhart
- David C. Acree
- Shannon W. Cook

Report of Independent Registered Public Accounting Firm

To the Managing Directors
of Marriott Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Marriott Securities, LLC as of December 31, 2017, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Marriott Securities, LLC as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Marriott Securities, LLC's management. Our responsibility is to express an opinion on Marriott Securities, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Marriott Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Meadows Urquhart Acree & Cook, LLP

We have served as Marriott Securities, LLC's auditor since 2010.

Richmond, Virginia

February 23, 2018

1802 Bayberry Court * Suite 102 * Henrico, Virginia 23226 * 804.249.5786 (o) * 804.249.5781 (f)
Members: Virginia Society of Certified Public Accountants * American Institute of Certified Public Accountants

Marriott Securities, LLC

Statement of Financial Condition
December 31, 2017

Assets	
Cash and cash equivalents	$ 420,610
Notes receivable from clients	103,277
Other assets	43,368
Total assets	$ 567,255
Liabilities and Member's Equity	
Liabilities	
Accounts payable and accrued expenses	$ 22,572
Non-refundable retainer on deposit	545
Total liabilities	23,117
Member's equity	544,138
Total liabilities and member's equity	$ 567,255

See Notes to Financial Statement.

Marriott Securities, LLC

Notes to Statement of Financial Condition

Note 1—Nature of Business and Summary of Significant Accounting Policies

Nature of business: Marriott Securities, LLC (the Company) was formed under the laws of the Commonwealth of Virginia as a single member limited liability company owned by Marriott Management, LLC (the Parent). The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). The Company brokers private placements of securities and offers merger and acquisition advisory services.

The Company is governed by the Operating Agreement of Marriott Securities, LLC. According to the terms of the Operating Agreement, after the initial contributions are made, the member has no further obligation to contribute additional amounts of capital to the Company. In addition, the liability of the member of the Company is limited to the member's equity.

A summary of the Company's significant accounting policies is as follows:

Basis of accounting: The Company's financial statement is prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (US GAAP).

Cash and cash equivalents: The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Such amounts are valued at cost, which approximates fair value.

Income taxes: The Company is a single member limited liability company and is not a tax filing or paying entity for income tax purposes.

Use of estimates: The preparation of a financial statement in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Customer security transactions: The Company does not handle customer funds or securities and is exempt from the provisions of the Customer Protection Rule (Rule 15c3-3) under paragraph k(2)(i).

Note 2—Notes Receivable From Clients

Notes receivable from clients consist of amounts earned from providing advisory services. As of December 31, 2017, notes receivable is comprised of receivables from three clients. As of December 31, 2017, the first note has a balance of $9,375, and was paid in full in January 2018. The second note has a December 31, 2017 balance of $43,902 and is expected to have an interim payment paid in 2018, and fully settled by December 31, 2019. The third note has a December 31, 2017 balance of $50,000, and was paid in full in January 2018. The Company reports the amount expected to be collected which represents the Company's best estimate of fair value as of December 31, 2017.

The Company determines an allowance for doubtful accounts by regularly evaluating individual client notes receivables, underlying agreements, client financial condition and current economic conditions. No allowance for doubtful accounts is included on the balance sheet as of December 31, 2017.

Note 3—Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2017, the Company had net capital and required net capital of $389,617 and $5,000, respectively. The Company's aggregate indebtedness to net capital ratio at December 31, 2017 was .06 to 1.

Note 4—Related Party Transactions

The Company participates in a Management Services Agreement with Marriott & Co., LLC, a limited liability company wholly owned by Marriott Management, LLC. Under the terms of this agreement, the Company is provided with office space, furnishings, administrative personnel, and access to the equipment and supplies necessary to operate the business on a cost-reimbursement basis. The expenses incurred by Marriott & Co., LLC were allocated at cost, in proportion to the Company's utilization.

Note 5—Subsequent Events

Subsequent events were evaluated through the date the financial statement was issued which was February 23, 2017.